Exhibit 99.1

Nisun International Cooperates with Yongxiang Logistics, Establishes Liaogang Nisun to Accelerate the Development of a Smart Supply Chain for Domestic Trade and Logistics

SHANGHAI, October 4, 2021 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun” or the “Company”) (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced a strategic collaboration with Yingkou Yongxiang Logistics (“Yongxiang Logistics”) to establish a joint venture, Liaogang Nisun (Yingkou) Supply Chain Management Co, Ltd (“Liaogang Nisun”).  Liaogang Nisun will provide all-in-one smart logistics services for domestic trading and commits to building the first domestic smart supply chain provider with full-network and full-chain logistics capabilities. Under this agreement, the two parties will leverage their respective advantages to form an overlapping team to accelerate the integration and operations between supply and industrial chains as part of the new Liaogang Nisun business segment.

As a “smart supply chain service provider” formed by both parties, Liaogang Nisun will benefit from the strong supply chain system of Nisun and the mature domestic container transportation services of Yongxiang Logistics. At the same time, Liaogang Nisun will further enhance its capabilities and temper its team while relying on the geographical advantages of Yingkou City’s Bayuquan Domestic Trade Port to increase the flow of logistics and expand cargo volume, adding new value and expanding domestic trade service logistics. Meanwhile, utilizing the established domestic trade network in Yingkou City, Liaogang Nisun will start at Yingkou Port and use Dalian City as its comprehensive operations center to highlight the nation’s domestic trade ports, extend its scope of multi-network coordination for domestic trade ports, and establish a multimodal integrated logistics system with a waterway transportation system at its core.

“The launch of Liaogang Nisun marks another expansion of our supply chain business. This new development serves as an active response to the Nation’s policy for domestic and international circulation, building a new open pattern featuring mutual linkages between China’s east and west, as well as land and sea, to drive coordinated development in the upstream and downstream of the industrial chain, while accelerating the implementation of smart domestic trade and logistics,” said Mr. Xiaoyun Huang, Chairman and Chief Executive Officer of Nisun. “Nisun will continue to promote the construction of a comprehensive, three-dimensional transportation network that is both modern and high-quality. The construction of new multimodal projects in Yingkou City allows us to explore new ways to optimize transportation structures, reduce logistics costs, and improve the logistics of entire domestic trade containers. Liaogang Nisun will use Big Data, cloud computing, Internet of Things, and other intelligent technologies to accelerate and implement digital and intelligent container logistics services, while further expanding the position of Bayuquan Domestic Trade Port in domestic and global markets and enhancing domestic coastal and riverside container ports to achieve new breakthroughs in domestic trade. As such, Liaogang Nisun will form a cross-regional integrated development paradigm,” Mr. Huang concluded.

Located in China’s Liaoning Province, Yingkou City is one of the nation’s first open coastal cities and part of the National Pilot Free Trade Zone. The city has comprehensive network of transportation hubs and logistics at the national level. As one of nation’s central ports, the Yingkou Port is an important sea channel in Northeast Asia and transportation node for the nation’s “Belt and Road” strategy. As the nearest seaport in Northeast China and eastern Inner Mongolia, the largest cargo transportation port in Northeast China, and a central port of Liaodong Bay Economic Zone, Yingkou Port achieved a throughput of 301.07 million tons in  2012, becoming the 9th largest port along the coast of China. In Yingkou Port, the container has completed 4.8 million TEU (Twenty-foot Equivalent Unit), and the sea-rail combined transport business volume ranks second in the country, behind Dalian Port.

“Using ports to prosper” has always been a key part of the development strategy of Yingkou City, Liaoning Province. At the same time, ports have become a core element for the city’s regional competition as well. In China, southern ports mainly trade mineral construction materials, machinery and equipment, home appliances, and other industrial products. Conversely, northern ports in China mainly trade in grain, fertilizer, and other commodities. Located in Northeast China’s vast economic area, the Yingkou Port has become a central hub for China’s domestic container trade, especially for southbound transportation of commodities, as the surrounding areas have solid industrial and agricultural foundations and regular trading activities. In addition, with significant depth and calm waves in Bayuquan Domestic Trade Port, Yingkou Port’s natural advantages make it a key deep-water port in northern China.

Currently, China is accelerating the construction of a new development paradigm with “domestic circulation being the mainstay and the two circulations reinforcing each other.” Yingkou received approval as a port-type national logistics hub, providing the Bayuquan District with resources to become a key part of the domestic circulation strategy. In the future, port-type logistics hubs will play a strategic role in supporting local economic development and revitalization projects in the northeast, accelerating the planning and construction of “channels + hubs + networks” national logistics hubs, as expansion of international cooperation and deep integration into the new development paradigm of “two circulations” continues.

Yingkou houses majority of Yongxiang Logistics’ cargo shipping ports. Incorporating maritime logistics into its core business with various logistics methods, Yongxiang Logistics has continuously enhanced its existing operational paths, expanded logistics channels, introduced financial and technological innovations, and broken boundaries to provide high-quality and extended value-added services to all upstream and downstream clients since 2016, gradually forming its own unique service model for services and management. At present, Yongxiang Logistics’ business volume of transporting has reached a range of 20,000 to 30,000 TEU per month, ranking in the top three in third-party logistics for domestic container coastal transportation. With annual revenue of RMB800 million in 2020, Yongxiang Logistics has formed a business structure with multi-site networks and full port coverage that includes the Yangtze River and the Pearl River.

Over the years, relying on its core strategy of “integrated supply chain,” Nisun has actively promoted the implementation of supply chain innovation technologies in the logistics field and integrated its supply chain business into the entire industry chain. Through the integration of technology, industry and finance, Nisun will create a subdivision ecosystem to benefit all parties.   In the future, Nisun will continue to promote the construction of a modern and high-quality, comprehensive three-dimensional transportation network. With its project with Yingkou city as a central starting point, Nisun will continue to explore new ways to optimize transportation structures to reduce enterprise logistics costs and promote the development of the entire domestic trade container logistics industry.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries and controlled companies, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-nasdaq.com/index.html.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

ICR, LLC

Tel: +1 203 682 8233

Email: nisun@icrinc.com

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